Innovator ETFs Trust

109 N. Hale Street

Wheaton, IL 60187

August 6, 2021

VIA EDGAR TRANSMISSION

Filing Desk
Securities and Exchange Commission
100 F Street N.E.

Washington, D.C. 20549

Attention: Kimberly A. Browning; Senior Counsel

RE:          Innovator ETFs Trust Registration Statement on Form N-14
(File No. 333-258277)

Dear Ms. Browning:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Innovator ETFs Trust (the “Registrant”) is hereby filing a delaying amendment with respect the Registrant’s registration statement filing on Form N-14 filed on July 29, 2021 (the “Registration Statement”). The Registration Statement relates to the proposed reorganizations: of (i) the “Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™”, a series of Innovator ETFs Trust II, into the “Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™”, a series of the Registrant; and (ii) the “Innovator S&P Investment Grade Preferred ETF”, a series of Innovator ETFs Trust II, into the “Innovator S&P Investment Grade Preferred ETF”, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2021 (0001437749-21-017905; File No. 333-258277) pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Wheaton and state of Illinois, on this 6th day of August, 2021

Very truly yours,

By:	/s/ Kevin Gustafson
Kevin Gustafson Chief Compliance Officer and Anti- Money Laundering Officer